Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                           Subject Company:  Deer Holding Corp.
                                                  Commission File No. 132-02302

                                 CONFIDENTIAL
                              MERGER Q&A FOR DEA

NUMBERS
-------

What are the terms?
The merger will be accomplished by Duke acquiring all of the shares of Cinergy in exchange for shares of Duke. Shareholders of Cinergy will receive 1.56 shares of Duke stock for every share of Cinergy stock they own which represents a premium of 13.4% as of Friday's close.

What's the ownership?
Approximately 76% Duke, 24% Cinergy at 1.56 exchange ratio.

What approvals are needed for the transaction?
Approvals required by FERC; OH, NC, SC, IN and KY state utility commission; SEC, DOJ, NRC; and shareholders. Crescent may have to be sold to be in compliance with PUHCA regulation if PUHCA can't be repealed or changed. However, we would anticipate that we would have ample time for a divestiture to allow for a manner consistent with best interest of all parties.

How long to close?
We anticipate closing during the summer of 2006.

What about the dividend?
The dividend will be increased from $1.10 to $1.24 (12.7%) effective in 3Q '05 for existing Duke Energy shareholders.

What will the combined scope be?
Based on year-end 2004 data, the company will have approximately 29,000 employees (pre-synergies); 3.7 million retail electric customers; 1.7 million retail gas customers; 155,000 miles of electric lines; 25,000 MW regulated generation; 16,000 MW merchant generation; $70 billion assets; $27 billion revenue.


SYNERGIES
---------

How much value will be created from synergies?
The transaction will add value after the first full year of operation with higher earnings and will increase in future years. Cost efficiencies are estimated to reach $400 million a year by the third year.

How many employee terminations are expected?
While specifics are not known at this time, this transaction is expected to result in the reduction of about 1,500 employees. Reductions are expected to be spread among the corporate, utility operations and unregulated operations.




What about at the merchant level?
There are an estimated $95 million of year one savings associated with this consolidation. No personnel changes will occur immediately. Specific locations for, number of, workforce reductions will be determined during the transition period.


MERCHANT SIDE
-------------

Why are we merging?
One of our corporate objectives this year is to build a sustainable business model for DENA. This merger will allow DUK and CIN to capture synergies and value at multiple levels, particularly in the merchant business. This will create stronger utility and unregulated platforms and diversification of portfolio fuel and geography.

How do Cinergy's merchant assets help DENA?
Cinergy's merchant fleet is fueled entirely with coal and very concentrated. The combined fleet will have a better fuel mix and market diversity with a presence in New England, western markets and the Midwest. Our gas position in the Midwest complements Cinergy's coal position in that region.

What's the impact to DEI?
While Cinergy has some international properties, a process has been underway to divest these interests. We are not anticipating any changes to our international operations and the focus for DEI is to continue to work toward double-digit returns.

Any DENA plants into rate base?
No. Cinergy is working through an agreement it has for its merchant fleet to provide market-rate power to retail customers. In Indiana and Kentucky, the existing rate structure will remain in place. We do intend to consolidate all the merchant generation in MISO and PJM into a single operating group

Long-term for merchant side?
Our long-term strategy includes preserving/growing our position. The merchant units will have more scale and be more fuel and geographically diverse which is what we had been striving for. We will be better positioned to pursue deregulated opportunities, and we will have more ability to grow our gas and trading business.

Will we still be looking for a JV partner for DENA?
JV opportunities still hold merit around a subset for the combined merchant and trading operation. However, our immediate goal is to concentrate on making the transition between Duke and Cinergy go smoothly.

Where will offices be based?
The new company's corporate headquarters will be located in Charlotte. The operational headquarters for the utilities will remain unchanged. Duke Energy Gas Transmission will remain in Houston, along with certain other commercial operations. DEFS and Crescent are unchanged.



NEXT STEPS
----------

Where do we go from here?
We will be working to obtain regulatory approvals while an internal integration team begins designing the combined structure of the companies. At this point, it's not advisable to contact employees at the other company unless you are part of the integration team. We will keep you updated on developments as they occur.

What's the process as far as organizing the structure?
At the corporate level, Paul Anderson will retain chair, Jim Rogers will be president and CEO, and Fred Fowler will be president and CEO of gas operations, reporting to Rogers for operations and Anderson on strategy. Other senior management positions TBD. At the merchant level, RBE and a Cinergy counterpart will lead a transition team to determine the type of structure required to combine the two companies and what type of leadership roles are required. The best candidate from either company will be selected. Once the leadership team has been determined, each leader will then be responsible for determining the need for staffing at his or her level. It will be a fair process and the most qualified individuals will be chosen as we enter this new phase.

What will happen to overlapping positions?
There will likely be some overlap identified and reductions are expected to occur to resolve the redundancy. Current employees whose positions are eliminated will be offered severance package.

What kind of severance package?
While it is premature at this time to discuss severance details, the package for DENA employees was recently enhanced and the minimum severance package is currently 24 weeks of base pay.

Will anyone have to relocate?
It's reasonable to think that some employees may be asked to relocate. Those who are asked to relocate and choose not to relocate, and whose current position is eliminated, may be offered severance benefits.

What happens to stock options?
Plan documents will govern the resolution of existing stock options and other forms of benefits.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
(5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.